Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

16 Jan 2017

Vedanta Limited

Production Release for the Third Quarter

And Nine months ended 31st December 2016

Q3 Highlights

Operations

•	Zinc India:

∎	Mined metal production up 44% q-o-q in line with mine plan

∎	Integrated metal production increased q-o-q: zinc 38%, lead 26% and silver 10%

∎	Environment clearances received for expansion of Zawar and Sindesar Khurd mines

•	Aluminium:

∎	Continued ramp up of Jharsuguda-II and BALCO-II smelters; third line of the 1.25 mtpa Jharsuguda-II smelter commenced ramp up in December 2016

∎	Supply of coal has commenced from the 6mtpa coal linkages secured earlier this year

•	Power:

∎	1,980MW TSPL plant fully operational with 77% plant availability

•	Oil & Gas:

Rajasthan production impacted by planned shutdown; strong performance from Mangala EOR with production level of 55,000 barrels per day despite shutdown

•	Iron Ore:

∎	Expected to achieve annual mining cap at Karnataka and Goa in the current month; received additional mining allocation in Goa for FY 2017

Corporate

•	Vedanta Limited - Cairn India merger approved by all sets of shareholders; expected to complete by Q1 CY2017

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 2 of 12

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “We have made substantial operational progress during the quarter with the enhancement of production from Zinc India and the ramp up of our Aluminium capacities. The 1,980 MW TSPL power plant continues to operate at a high availability of 77%. In our Oil and Gas business, the EOR program at the Mangala oil field in Rajasthan continued to yield positive results. We are very excited about our Gamsberg Zinc project in South Africa where pre-stripping is well underway and first ore is expected in mid CY2018. We will continue our sustained focus on costs alongside rising capacity utilizations thus driving free cash flow growth.”

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 3 of 12

Oil & Gas

	Q3			Q2		Nine months period
Particulars	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	191,230	211,843	(10%)	206,230	(7%)	201,286	214,663	(6)%
Average Daily Gross Operated Production (boepd)	181,818	202,668	(10%)	196,399	(7%)	191,674	205,909	(7)%
Rajasthan	154,272	170,444	(9%)	167,699	(8%)	162,957	170,258	(4)%
Ravva	18,172	21,703	(16%)	18,823	(3%)	18,874	25,430	(26)%
Cambay	9,375	10,521	(11%)	9,877	(5%)	9,843	10,221	(4)%
Average Daily Working Interest Production (boepd)	115,829	128,402	(10%)	125,575	(8%)	122,254	128,991	(5)%
Rajasthan	107,990	119,311	(9%)	117,390	(8%)	114,070	119,180	(4)%
Ravva	4,089	4,883	(16%)	4,235	(3%)	4,247	5,722	(26)%
Cambay	3,750	4,208	(11%)	3,951	(5%)	3,937	4,089	(4)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	16.73	18.65	(10%)	18.07	(7%)	52.71	56.62	(7)%
Oil & Gas – Working Interest	10.66	11.81	(10%)	11.55	(8%)	33.62	35.47	(5)%

Third quarter FY 2017 vs. previous quarters

For Q3 FY2017, average gross production across assets was resilient at 181,818 barrels of oil equivalent per day (boepd). Production was lower primarily due to planned maintenance shutdown in Rajasthan and natural decline in offshore assets.

Gross production from Rajasthan block averaged 154,272 boepd for the quarter, lower mainly due to the planned maintenance shutdown at the Mangala Processing Terminal which will help maintain asset integrity and improve the plant performance.

We had encouraging results from Mangala Enhanced Oil Recovery (EOR), driven by enhanced well productivity and production optimization activities. The production from EOR increased to an average of 55 kboepd in Q3 FY2017 from 52 kboepd in Q2 FY2017. Continued reservoir management including production optimization helped maintain steady production from Bhagyam and Aishwariya. Gross production from Development Area-1 (DA-1) and Development Area-2 (DA-2) averaged 141,177 boepd and 13,095 boepd, respectively.

Production from Ravva and Cambay was also firm at 18,172 and 9,375 boepd, respectively. Production optimization activities helped offset the natural decline in the blocks. Ravva and Cambay facilities recorded an excellent uptime of 99.9% and 99.8%, respectively.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 4 of 12

Gas production from RDG was lower at an average of 21 mmscfd in Q3 FY2017 compared to 33 mmscfd in Q2 FY2017. Gas sales also declined quarter-on-quarter to 4 mmscfd from 17 mmscfd. The sales have been temporarily suspended due to a technical issue between the gas transporter and the buyers. Cairn is closely engaged with various stakeholders to address the issue and enable the resumption of the sales at the earliest

Nine months FY 2017 vs. nine months FY 2016

Gross production declined by 7% on year-on-year basis primarily due to lower volumes from offshore assets and planned maintenance shutdown in Rajasthan during the current year, partially offset by volume ramp up from the EOR project at Mangala and continued effective reservoir management across assets.

Zinc India

Particulars	Q3			Q2		Nine months ended
	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc India(kt)
Mined metal content	276	228	21%	192	44%	595	700	(15)%
Refined Zinc – Total	205	206	0%	150	37%	457	605	(24)%
Refined Zinc – Integrated	205	206	0%	149	38%	456	605	(25)%
Refined Zinc – Custom	—	—	—	1	—	1	—	—
Refined Lead – Total [2]	39	35	10%	31	26%	94	107	(12)%
Refined Lead – Integrated	39	35	10%	31	26%	94	102	(8)%
Refined Lead – Custom	—	—	—	—	—	—	5	—
Silver – Total (in Tonnes) [3]	118	116	2%	107	10%	314	303	4%
Silver – Integrated (in Tonnes)	118	116	2%	107	10%	314	300	5%
Silver – Custom (in Tonnes)		—	—	—	—	—	3	—

Third quarter FY 2017 vs. previous quarters

Mined metal production was 276,000 tonnes, higher by 21% compared with Q3 FY2016 and 44% sequentially. The sequential increase was on account of higher volumes from Rampura Agucha open cast mine in accordance with mine plan and the y-o-y increase was driven by higher volumes from Rampura Agucha underground and open cast mines. We are on track to achieve stated guidance of higher mined metal production in FY2017 compared to FY2016.

Integrated zinc metal production during the quarter was at 205,000 tonnes, up 38% from previous quarter, and flat y-o-y on account of accretion of mined metal inventory. Integrated saleable lead metal production during the quarter was 39,000 tonnes, up 26% sequentially and 10% y-o-y. The y-o-y increase was in line with mined metal production, while the sequential increase was on account of enhanced smelter efficiencies. Integrated silver production during the quarter increased by 10% to 118 tonnes from previous quarter and 2% y-o-y.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 5 of 12

In line with the on-going expansion to reach 1.2 mtpa mined metal production capacity, environmental clearances were received for Sindesar Khurd expansion of ore production capacity from 3.75 mtpa to 4.5 mtpa and for Zawar mine to 4 mtpa.

Nine months FY 2017 vs. nine months FY 2016

Mined metal production during the nine month period was 15% lower y-o-y. This was in line with the earlier guidance of substantially higher mined metal production in H2, and Q4 production will be higher than Q3. Integrated silver production was higher by 5% y-o-y primarily due to higher volume from our silver-rich Sindesar mine. During this nine month period, underground mines ramped up significantly to achieve a substantial 60% y-o-y increase in ore production and 55% y-o-y increase in mined metal production.

Zinc – International

	Q3			Q2		Nine months ended
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc International	33	51	(35)%	39	(17)%	115	184	(38)%
Zinc – refined – Skorpion	17	13	34%	23	(25)%	64	55	16%
Mined metal content – BMM	15	17	(11)%	16	(5)%	51	48	5%
Mined metal content – Lisheen	—	21	—	—	—	—	81	—

Third quarter FY 2017 vs. previous quarters

Total production for Q3 FY2017 was 33,000 tonnes, 35% lower y-o-y primarily due to the closure of the Lisheen mine in November 2015, following 17 years of successful operations. Q3 FY2017 production excluding Lisheen was 9% higher y-o-y. Production was 17% lower q-o-q mainly due to technical issues at Skorpion and BMM which necessitated some production rescheduling.

Skorpion production during the quarter was 17,000 tonnes, 34% higher y-o-y but 25% lower q-o-q, due to increased upstream material handling challenges to treat wetter than anticipated ore through the refinery. BMM production for the quarter was 15,000 tonnes, 11% lower y-o-y and 5% lower q-o-q, primarily due to equipment unavailability.

At the Gamsberg Project, pre-start activities and waste-stripping is progressing well. To date, we have excavated over 13 million tonnes of waste rock. Project cost of c.75% is committed to date with major orders for the mining contract, the concentrator plant and power and water connections placed. The balance orders for equipment are planned to be placed in Q4 FY2017. The first production is on track for mid CY2018 followed by 9-12 months ramp up to full production of 250 ktpa. The expected COP at Gamsberg is $1,000-$1,150 per tonne.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 6 of 12

Nine months FY 2017 vs. nine months FY 2016

Total production was 115,000 tonnes, 38% lower compared to corresponding prior period mainly due to closure of the Lisheen mine. Production volume from Skorpion and BMM was up by 16% and 5%, respectively.

Iron Ore

	Q3			Q2		Nine months ended
Particulars (in million dry metric tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
IRON ORE
Sales	3.7	1.5	—	0.8	—	7.1	2.7	—
Goa	2.7	0.6	—	0.3	—	5.1	0.6	—
Karnataka	1.0	0.9	4%	0.5	—	2.0	2.1	(6)%
Production of Saleable Ore	2.6	1.4	—	1.5	—	7.3	2.4	—
Goa	2.3	0.3	—	0.5	—	5.2	0.3	—
Karnataka	0.4	1.1	(66)%	0.9	(60)%	2.1	2.1	3%
Production (’000 tonnes)
Pig Iron	154	146	5%	192	(20)%	526	466	13%

Third quarter FY 2017 vs. previous quarters

At Goa, production was 2.3 million tonnes and sales were 2.7 million tonnes during the quarter. Mining activities resumed post the monsoon season, and hence production was significantly higher sequentially. At Karnataka, production was 0.4 million tonnes and sales were 1.0 million tonnes. Sales were higher than production at Goa and Karnataka due to sales from opening inventory.

During Q3 FY2017, production of pig iron was higher y-o-y at 154,000 tonnes due to higher plant availability post debottlenecking. Production was lower by 20% q-o-q primarily due to the maintenance shutdown for relining one of the furnaces for about 35 days in Q3 FY2017.

Our annual mining allocations of 5.5mt and 2.3mt for Goa and Karnataka, respectively, are expected to be achieved in the current month. We have been engaged with the respective state governments for an increase in the mining caps. The Goa government has granted additional mining allocation to us for the current fiscal year, and we expect to produce an additional 2 to 3mt this year.

Nine months FY 2017 vs. nine months FY 2016

Production at Goa was 5.2 million tonnes and sales were 5.1 million tonnes. At Karnataka, production was 2.1 million tonnes and sales were 2.0 million tonnes. Production of pig iron ramped up to a record production of 526,000 tonnes due to higher plant availability post debottlenecking.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 7 of 12

Copper – India

	Q3			Q2		Nine months ended
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
COPPER – INDIA
Copper – Cathodes	102	89	15%	97	5%	300	282	6%
Tuticorin Power Sales (MU)	46	40	15%	30	55%	136	334	(59)%

Third quarter FY 2017 vs. previous quarters

The Tuticorin smelter produced 102,000 tonnes of cathodes during Q3 FY2017, up 15% y-o-y. During Q3 FY2016, volumes were lower on account of flooding in the state and unplanned shutdowns.

The 160 MW power plant at Tuticorin operated at a lower plant load factor (PLF) of 56% during Q3 FY2017 (PLF of 52% in Q3 FY2016, 48% during Q2 FY2017). PLF was lower due to lower off-take by the Telangana State Electricity Board (TSEB). However, as per our offtake agreement with TSEB, we are entitled to compensation at the rate 20% of the contracted rate, for off-take below 85% of the contracted quantity.

Nine months FY 2017 vs. nine months FY 2016

Production volume from the Tuticorin smelter was 300,000 tonnes of cathodes, higher by 6% compared to corresponding prior period. The 160MW power plant at Tuticorin operated at a PLF of 55% in the first nine months of FY2017 compared to 95% in corresponding prior period, primarily due to lower offtake restrictions from Tamil Nadu Electricity Board (TNEB) and TSEB. The power purchase agreement with TNEB ended on 31st May 2016 post which we entered into an agreement with TSEB.

Aluminium

	Q3			Q2		Nine months ended
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Aluminium
Alumina-Lanjigarh	328	218	50%	292	12%	895	760	18%
Total Aluminium Production	319	234	37%	296	8%	860	697	23%
Jharsuguda-I	132	131	1%	132	0%	393	392	0%
Jharsuguda-II [4]	84	19	—	48	75%	161	57	—
Korba-I	65	65	0%	63	3%	192	192	0%
Korba-II [5]	38	19	—	52	(27)%	115	56	—
Balco 270 MW * 6	—	—	—	—		—	—	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) * 6	—	—	—	156	—	511	—	—

* Jharsuguda 1,800MW and Balco 270 MW have been moved from the power to the Aluminum segment from 1st April 2016.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 8 of 12

Third quarter FY 2017 vs. previous quarters

The first line of the 1.25 mtpa Jharsuguda-II smelter was impacted by a transformer failure incident earlier this month. Rectification work is in process and 80 pots of the 336 pots are currently operational. The second line is nearing full ramp up with 329 pots of the 336 pots commissioned. The balance pots of the line will be commissioned shortly. The ramp up of the third line of the smelter has commenced in end December 2016.

The 325kt BALCO-II smelter had been impacted by a pot failure incident in Q2 FY2017. 200 pots of the 336 pots are currently operational and full ramp-up of the smelter is expected by the end of Q4 FY2017. The rolled product facility at BALCO, which was temporarily shut-down last year, successfully commenced its operations in Q2 FY2017 following optimisation of its cost structure, and produced 6,100 tonnes during the quarter.

The two streams of the Lanjigarh refinery operated during the quarter and produced 328,000 tonnes in Q3 FY2017, 12% higher than Q2 FY2017. The refinery currently has a debottlenecked capacity of 1.7 - 2.0 million tonnes per annum.

There were no sales from the 1,800 MW Jharsuguda power plant due to a weak power market. However, the PLF’s will continue to increase as we ramp up the Jharsuguda-II smelter.

Coal linkages of 6mtpa were secured through auctions in Q2 FY2017 for captive power plants. Supply has commenced from these linkages in November 2016.

We expect to produce between 1 to 1.1 mtpa of Aluminium (excluding trial run production) in FY2017.

Nine months FY2017 vs nine months FY2016

Aluminium production was a record at 860,000 tonnes, 23% higher y-o-y mainly on account of ramp up of additional pots at the BALCO-II and Jharsuguda-II smelters. Alumina production was 18% higher at 895,000 tonnes, due to the commencement of the second stream of the refinery from 1st April 2016.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 9 of 12

Power

	Q3			Q2		Nine months period
Particulars (in million units)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Power
Total Power Sales	3,413	2,934	16%	3,030	13%	9,453	8,728	8%
Jharsuguda 600 MW* 6	879	1,593	(45)%	605	45%	2,376	5,413	(56)%
TSPL	1,792	839	—	1,679	7%	4,743	1,922	—
Balco 600 MW	660	368	79%	549	20%	1,817	526	—
Balco 270 MW* [6]	—	41	—	—	—	—	169	—
MALCO	29	26	12%	25	16%	144	345	(58)%
HZL Wind Power	53	67	(22)%	172	(69)%	373	353	6%
TSPL – Availability	77%	85%	—	77%	—	76%	77%	—

* Jharsuguda 1,800MW and Balco 270 MW have been moved from the power to the Aluminum segment from 1st April 2016.

Third quarter FY 2017 vs. previous quarters

Total power sales were higher y-o-y due to the commissioning of additional power units at TSPL and BALCO over the last one year.

Power sales from TSPL increased with all three units being operational. In Q3 FY2017, the three units operated at an availability of 77%. The Power Purchase Agreement with the Punjab State Power Corporation Limited (PSPCL) compensates us based on the availability of the plant.

The Jharsuguda 600MW power plant operated at a plant load factor (PLF) of 72% in Q3 FY2017 (PLF 66% in Q3 FY2016, 50% in Q2 FY2017).

The 600 MW units (2x300MW) of BALCO IPP operated at a PLF of 55% in Q3 FY2017 due to a weaker power market.

PLF at the MALCO power plant was lower due to lower off-take by the Telangana State Electricity Board (TSEB). However, as per the contract entered into with TSEB, we are entitled to compensation at 20% of the contracted rate for off-take below 85% of the contractual quantity

Nine months FY2017 vs nine months FY2016

Power sales were higher by 8% compared with corresponding prior period due to commissioning of additional units at TSPL and BALCO power plants.

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 10 of 12

Production Summary (Unaudited)

	(In ’000 tonnes, except as stated)
Particulars	Q3			Q2		Nine months period
	FY 2017	FY 2016	% Change YoY	FY 2016	% Change QoQ	FY 2017	FY 2016	% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd)[1]	191,230	211,843	(10%)	206,230	(7)%	201,286	214,663	(6)%
Average Daily Gross Operated Production (boepd)	181,818	202,668	(10%)	196,399	(7)%	191,674	205,909	(7)%
Rajasthan	154,272	170,444	(9%)	167,699	(8)%	162,957	170,258	(4)%
Ravva	18,172	21,703	(16%)	18,823	(3)%	18,874	25,430	(26)%
Cambay	9,375	10,521	(11%)	9,877	(5)%	9,843	10,221	(4)%
Average Daily Working Interest Production (boepd)	115,829	128,402	(10%)	125,575	(8)%	122,254	128,991	(5)%
Rajasthan	107,990	119,311	(9%)	117,390	(8)%	114,070	119,180	(4)%
Ravva	4,089	4,883	(16%)	4,235	(3)%	4,247	5,722	(26)%
Cambay	3,750	4,208	(11%)	3,951	(5)%	3,937	4,089	(4)%
Total Oil and Gas (million boe)					-
Oil & Gas – Gross	16.73	18.65	(10%)	18.07	(7)%	52.71	56.62	(7)%
Oil & Gas – Working Interest	10.66	11.81	(10%)	11.55	(8)%	33.62	35.47	(5)%
Zinc India
Mined metal content	276	228	21%	192	44%	595	700	(15)%
Refined Zinc – Total	205	206	0%	150	37%	457	605	(24)%
Refined Zinc – Integrated	205	206	0%	149	38%	456	605	(25)%
Refined Zinc – Custom	—	—	—	1	—	1	—	0%
Refined Lead – Total [2]	39	35	10%	31	26%	94	107	(12)%
Refined Lead – Integrated	39	35	10%	31	26%	94	102	(8)%
Refined Lead – Custom	—	—	—	—	—	—	5	—
Silver – Total (in Tonnes) [3]	118	116	2%	107	10%	314	303	4%
Silver – Integrated (in Tonnes)	118	116	2%	107	10%	314	300	5%
Silver – Custom (in Tonnes)		—	—	—	—	—	3	—
Zinc International	33	51	(35)%	39	(17)%	115	184	(38)%
Zinc – Refined – Skorpion	17	13	34%	23	(25)%	64	55	16%
Mined metal content – BMM	15	17	(11)%	16	(5)%	51	48	5%
Mined metal content – Lisheen	—	21	—	—	—	—	81	—
IRON ORE (in million dry metric tonnes, or as stated)
Sales	3.7	1.5	—	0.8	—	7.1	2.7	—
Goa	2.7	0.6	—	0.3	—	5.1	0.6	—
Karnataka	1.0	0.9	4%	0.5	—	2.0	2.1	(6)%
Production of Saleable Ore	2.6	1.4	—	1.5	—	7.3	2.4	—
Goa	2.3	0.3	—	0.5	—	5.2	0.3	—
Karnataka	0.4	1.1	(66)%	0.9	(60)%	2.1	2.1	3%
Pig Iron	154	146	5%	192	(20)%	526	466	13%

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 11 of 12

Particulars	Q3			Q2		Nine months period
	FY 2017	FY 2016	% Change YoY	FY 2017	% Change QoQ	FY 2017	FY 2016	% Change YoY
COPPER – INDIA
Copper – Cathodes	102	89	15%	97	5%	300	282	6%
Tuticorin Power Plant Sales (MU)	46	40	15%	30	55%	136	334	(59)%
ALUMINUM
Alumina-Lanjigarh	328	218	50%	292	12%	895	760	18%
Total Aluminum Production	319	234	37%	296	8%	860	697	23%
Jharsuguda-I	132	131	1%	132	0%	393	392	0%
Jharsuguda-II4	84	19	—	48	75%	161	57	—
Korba-I	65	65	0%	63	3%	192	192	0%
Korba-II5	38	19	—	52	(27)%	115	56	—
Balco 270 MW) * [6]	—	—	—	—	—	—	—	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) * [6]	—	—	—	156	—	511	—	—
POWER (in million units)
Total Power Sales	3,413	2,934	16%	3,030	13%	9,453	8,728	8%
Jharsuguda 600 MW* 6	879	1,593	(45)%	605	45%	2,376	5,413	(56)%
TSPL	1,792	839	—	1,679	7%	4,743	1,922	—
Balco 600 MW	660	368	79%	549	20%	1,817	526	—
Balco 270 MW * 6	—	41	—	—	—	—	169	—
MALCO	29	26	12%	25	16%	144	345	(58)%
HZL Wind Power	53	67	(22)%	172	(69)%	373	353	6%
TSPL – Availability	77%	85%	—	77%	—	76%	77%	—
Ports – VGCB (in million tonnes)[7]
Cargo Discharge	0.6	1.8	(65)%	1.3	(49)%	3.5	5.5	(36)%
Cargo Dispatches	0.7	1.9	(65)%	1.5	(56)%	3.6	5.7	(36)%

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 1,731 tonnes in Q3 FY2017 vs 2,051 tonnes in Q3 FY2016, 837 tonnes in Q2 FY2017 and 3,652 tonnes in nine months period FY2017 vs. 5,749 tonnes in nine months period FY2016
3.	Excluding captive consumption of 8.9 MT in Q3 FY2017 as compared with 10.7 MT in Q3 FY2016 and 4.3 MT Q2 FY2017. For nine month period FY2017, it was 18.7 MT as compared with 29.7 MT for nine months period FY2016.
4.	Including trial run production of 36 kt in Q3 FY2017, 12 kt in Q3 FY2016, 19 kt in Q2 FY2017, 67 kt in nine months ended FY2017 vs 51 kt in nine months ended FY 2016
5.	Including trial run production of 270t in Q3 FY2017, Nil in Q3 FY2016, 28 kt in nine months ended FY2017 vs Nil kt in nine months ended FY2016
6.	Jharsuguda 1,800MW and Balco 270 MW have been moved from the power to the Aluminum segment from 1st April 2016
7.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Third Quarter ended 31st December 2016	Page 12 of 12

For further information, please contact:

Communications
Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Vishesh Pachnanda Manager – Investor Relations Sunila Martis Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

SesaGhor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.